UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	OMB APPROVAL
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SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2

(Amendment No. 2)*

OSTEOTECH, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

688582105

(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. John F. White James F. Rice Kenneth L. Wolfe Foster L. Aborn Kairos Partners III Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4

Citizenship or Place of Organization.

John F. White -- United States

James F. Rice -- United States

Kenneth L. Wolfe -- United States

Foster L. Aborn -- United States

Kairos Partners III Limited Partnership -- Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares

6  Shared Voting Power

John F. White -- 1,628,035 shares

James F. Rice -- 1,628,035 shares

Kenneth L. Wolfe -- 1,628,035 shares

Foster L. Aborn -- 1,628,035 shares

Kairos Partners III Limited Partnership -- 986,867 shares

Refer to Item 4 below.

7 Sole Dispositive Power John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares

8  Shared Dispositive Power

John F. White -- 1,628,035 shares

James F. Rice -- 1,628,035 shares

Kenneth L. Wolfe -- 1,628,035 shares

Foster L. Aborn -- 1,628,035 shares

Kairos Partners III Limited Partnership -- 986,867 shares

Refer to Item 4 below.

9

Aggregate Amount Beneficially Owned by Each Reporting Person

John F. White -- 1,628,035 shares

James F. Rice -- 1,628,035 shares

Kenneth L. Wolfe -- 1,628,035 shares

Foster L. Aborn -- 1,628,035 shares

Kairos Partners III Limited Partnership -- 986,867 shares

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9)* John F. White -- 9.22 % James F. Rice -- 9.22 % Kenneth L. Wolfe -- 9.22 % Foster L. Aborn -- 9.22 % Kairos Partners III Limited Partnership -- 5.59%
12	Type of Reporting Person (See Instructions) John F. White -- IN James F. Rice -- IN Kenneth L. Wolfe -- IN Foster L. Aborn -- IN Kairos Partners III Limited Partnership -- PN

* All share numbers and ownership percentages reported herein are as of February 11, 2008.

* All percentage ownerships reported herein are based on 17,656,048 shares of Common Stock issued and outstanding as of November 5, 2007, as reported by Osteotech, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed with the Securities and Exchange Commission on November 6, 2007.

Item  1.

(a)	Name of Issuer
Osteotech, Inc.
(b)	Address of Issuer’s Principal Executive Offices
51 James Way, Eatontown, NJ 07724

Item  2.

(a)	Name of Person Filing
John F. White James F. Rice Kenneth L. Wolfe Foster L. Aborn Kairos Partners III Limited Partnership
(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Reporting Persons is 600 Longwater Drive, Suite 204, Norwell, MA 02061.
(c)	Citizenship
Each of the Reporting Persons other than Kairos Partners III Limited Partnership is a United States citizen. Kairos Partners III Limited Partnership is a Delaware limited partnership.
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
688582105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
John F. White -- 1,628,035 shares James F. Rice -- 1,628,035 shares Kenneth L. Wolfe -- 1,628,035 shares Foster L. Aborn -- 1,628,035 shares Kairos Partners III Limited Partnership -- 986,867 shares
(b)	Percent of Class
John F. White -- 9.22 % James F. Rice -- 9.22 % Kenneth L. Wolfe -- 9.22 % Foster L. Aborn -- 9.22 % Kairos Partners III Limited Partnership – 5.59%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares
(ii) shared power to vote or to direct the vote
John F. White -- 1,628,035 shares James F. Rice -- 1,628,035 shares Kenneth L. Wolfe -- 1,628,035 shares Foster L. Aborn -- 1,628,035 shares Kairos Partners III Limited Partnership -- 986,867 shares
(iii) sole power to dispose or to direct the disposition of
John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares
(iv) shared power to dispose or to direct the disposition of
John F. White -- 1,628,035 shares James F. Rice -- 1,628,035 shares Kenneth L. Wolfe -- 1,628,035 shares Foster L. Aborn -- 1,628,035 shares Kairos Partners III Limited Partnership -- 986,867 shares

**Shares reported herein as beneficially owned by Messrs. White, Rice, Wolfe and Aborn represent shares held by Kairos Partners III Limited Partnership (the “Partnership”). Each of Messrs. White, Rice, Wolfe and Aborn is a member of the investment committee of the Partnership. Such committee has voting and investment power over such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	February 11, 2008

JOHN F. WHITE
/s/ John F. White
John F. White

JAMES F. RICE
/s/ James F. Rice
James F. Rice

KENNETH L. WOLFE
/s/ Kenneth L. Wolfe
Kenneth L. Wolfe

FOSTER L. ABORN
/s/ Foster L. Aborn
Foster L. Aborn

KAIROS PARTNERS III LIMITED PARTNERSHIP By: KAIROS III LLC, its General Partner By: KAIROS MASTER GP LLC, its Sole Member

By: /s/ John F. White
John F. White Voting Member

Exhibit 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

This Amended and Restated Joint Filing Agreement, dated as of February 11, 2008, is by and among John F. White, James F. Rice, Kenneth L. Wolfe, Foster L. Aborn and Kairos Partners III Limited Partnership (collectively, the “Kairos Filers”), and amends and restates in its entirety that certain Joint Filing Agreement, dated as of June 28, 2005, by and among certain of the Kairos Filers.

Each of the Kairos Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.01 per share, of Osteotech, Inc. beneficially owned by him or it from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Kairos Filers hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the Kairos Filers, and hereby further agree to file this Amended and Restated Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Amended and Restated Joint Filing Agreement may be terminated by any of the Kairos Filers upon one week’s prior written notice or such lesser period of notice as the Kairos Filers may mutually agree.

Executed and delivered as of the date first above written.

JOHN F. WHITE
/s/ John F. White
John F. White

JAMES F. RICE
/s/ James F. Rice
James F. Rice

KENNETH L. WOLFE
/s/ Kenneth L. Wolfe
Kenneth L. Wolfe

FOSTER L. ABORN
/s/ Foster L. Aborn
Foster L. Aborn

KAIROS PARTNERS III LIMITED PARTNERSHIP By: KAIROS III LLC, its General Partner By: KAIROS MASTER GP LLC, its Sole Member

By: /s/ John F. White
John F. White Voting Member